UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35549

IGNITE RESTAURANT GROUP, INC.

(Exact name of registrant as specified in its charter)

10555 Richmond Avenue

Houston, Texas 77042

(713) 366-7500

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the certification or notice date: 132

Pursuant to the requirements of the Securities Exchange Act of 1934, Ignite Restaurant Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 22, 2017	Ignite Restaurant Group, Inc.

	By:	/s/ Brad A. Leist
	Name:	Brad A. Leist
	Title:	Senior Vice President Chief Financial Officer and Chief Administrative Officer